                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                             (Amendment No. 1)*


                                 GEHL COMPANY
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)


                                   368483103
                                (CUSIP Number)

                             Jilaine Hummel Bauer
                   Senior Vice President and General Counsel
                           Heartland Advisors, Inc.
                              789 N. Water Street
                             Milwaukee, WI 53202
                                 414-977-8727
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 16, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                 SCHEDULE 13D
CUSIP NO. 368483103

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      HEARTLAND ADVISORS, INC.   #39-1078128
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      00-Funds of investment advisory clients
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                  [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          STATE OF WISCONSIN, USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            125,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             405,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      405,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.4% (rounded up to nearest tenth)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IA
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 368483103

------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
 1   S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WILLIAM J. NASGOVITZ              ####-##-####
------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
     SEC USE ONLY
 3

------------------------------------------------------------------------------
     SOURCE OF FUNDS (See Instructions)
 4
         Pf  - Personal funds of reporting person and family members
------------------------------------------------------------------------------
    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                           [_]
 5
------------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION
 6
           USA
------------------------------------------------------------------------------

     NUMBER OF       7    SOLE VOTING POWER

                          270,000
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER

   BENEFICIALLY           None

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       270,000

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       4.9% (round up to nearest tenth)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
       IN
------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

This statement relates to shares of the common stock, $ .10 par value per share, (the "Shares") of Gehl Company (the "Company"). The principal executive offices of the Company are located at 143 Water Street, West Bend, WI 53095.

Item 2.  Identity and Background.
         -----------------------

    (a) Name of Person Filing:  (1) Heartland Advisors, Inc.  (2) William J. Nasgovitz
        ---------------------


    (b) Address of Principal Business Office:
        ------------------------------------

                                (1) 789 North Water Street    (2) 789 North Water Street
                                    Milwaukee, WI 53202           Milwaukee, WI 53202

    (c) Citizenship:   Heartland Advisors is a Wisconsin corporation.  William J. Nasgovitz - U.S.A
        -----------

    (d) Title of Class of Securities:  Common Stock
        ----------------------------

    (e) CUSIP Number:    368483103
        ------------

This statement is being filed by Heartland Advisors, Inc., a Wisconsin corporation ("HAI"), and William J. Nasgovitz, the principal shareholder of HAI. HAI is a federally registered investment adviser that provides investment advisory services to Heartland Group, Inc., a registered investment company ("Heartland Group"), as well as private investment advisory clients (the "Accounts"). Mr. Nasgovitz joins in this filing pursuant to SEC staff positions authorizing certain individuals in similar situations to join in a filing with a controlled entity. The reporting persons do not admit that they constitute a group. Information concerning Mr. Nasgovitz and the name, business address, principal occupation and citizenship of each of the executive officers and directors of HAI is set forth in Exhibit C hereto.

During the last five years, neither HAI nor Mr. Nasgovitz has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that caused either of them, as a result of such proceeding, to be subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

The Heartland Value Fund (the "Heartland Fund"), a series of Heartland Group, holds an aggregate of 270,000 Shares, which were purchased for cash in the amount of $1,849,587, including brokerage commissions. The assets of the Heartland Fund were used to purchase such Shares, and no part of the purchase price was represented by borrowed funds.

The Accounts own an aggregate of 135,000 Shares, which were purchased for cash, or on margin in accordance with margin agreements on industry standard terms, in the amount of $1,557,493.87, including brokerage commissions. Except for margin purchases, the assets of the Accounts were used in making such purchases and no part of the purchase price was represented by borrowed funds.

William J. Nasgovitz, as a result of his position with and stock ownership of HAI, could be deemed to have voting and/or investment power over the 405,000 shares HAI beneficially owns. Of these 405,000 shares, 270,000 Shares also may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by Mr. Nasgovitz as a result of his position as an officer and director of Heartland Group, which could be deemed to confer upon him voting power over the shares Heartland Group beneficially owns.

Item 4.  Purpose of Transaction.
         ----------------------

All of the shares of the Company owned by the Reporting Persons were, at the time of their purchase, acquired for investment purposes in the ordinary course of business. The Reporting Persons are regularly engaged in providing investment advisory services and investing in equity and fixed income securities that they deem to be undervalued.

In the ordinary course of their business activities, the Reporting Persons analyze the operations, capital structure and markets for products and services of the companies in whose securities they invest (including those of the Company) on a continuous basis through, among other things, analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies. In the course of their business activities, the Reporting Persons may participate in interviews or hold discussions with third parties, including other holders of securities of subject companies, or with management of subject companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule D filing form, including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies and restructuring the company's capitalization or dividend policy.

Based on the Company's performance and depending upon further evaluation of the Company's business and prospects, and upon future developments (including, without limitation, performance of the Company's stock in the market, the attitude of, actions taken and information provided by the Company's Board of Directors and management, availability of funds, alternative investments, and monetary, stock market and general economic conditions), the Reporting Persons may from time to time purchase additional Shares of the Company's stock or dispose of all or a portion of the Shares.

On October 16, 2000, HAI sent a letter addressed to Mr. William D. Gehl, Chairman, President and Chief Executive Officer of the Company, and to each member of the Board of Directors individually (a copy of which is attached hereto as Exhibit B and incorporated herein by reference). This letter estimated the number of shares held by HAI in aggregate to be 460,000 shares. The actual number of shares held in aggregate by HAI is 405,000 share. In its letter, HAI expresses its disappointment in the Board's failure to take steps it recommended in a letter to the Chairman of the Board (dated 7/9/99) and comments on the decline in the Company's stock price over the past 18 - 20 months as well as industry developments that suggest the Company will continue to face a difficult market environment. HAI requests that the Board respond decisively to past events by retaining professional advisors to evaluate all strategic alternatives to enhance shareholder value.

Except as set forth in this Item 4, the Reporting Persons have no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, but will continue to review their position based upon further developments.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) As investment adviser to the Heartland Fund and the Accounts, HAI may be deemed the beneficial owner of 405,000 Common Shares or 7.4% of the Class. To the best knowledge of HAI, none of the persons named in Exhibit C attached hereto other than Mr. Nasgovitz, beneficially owns any other Shares of the Company. Mr. Nasgovitz is or may be deemed the beneficial owner of 270,000 Shares or 4.9% of the Class.

         (b) HAI, as investment adviser to the Heartland Fund and the Accounts, has sole power to dispose of all 405,000 Shares held by the Heartland Fund and the Accounts. HAI, as investment adviser to the Accounts, has sole power to vote or direct the voting of 125,000 Shares held by the Accounts, and no power to vote or to direct the voting of 10,000 Shares, owned by the Accounts. HAI has no power to vote the 270,000 Shares held by the Heartland Fund. To the best knowledge of HAI, other than in connection with their respective positions and relationships with HAI, none of the persons named in Exhibit C hereto, other than Mr. Nasgovitz, has sole or shared power to dispose of or to vote Shares of the Company. Of the 270,000 Shares with respect to which Mr. Nasgovitz is or may be deemed to be beneficial owner, he has sole voting but no dispositive power with respect to 270,000 Shares and no Shares over which he has shared dispositive and no voting power.

     (c)  See Exhibit D

     (d) Since the Shares are held by the Heartland Fund and the Accounts, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares. To the best knowledge of the Reporting Persons, no such account holds more than five percent of the outstanding Shares of the class on the date hereof.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect
        ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

HAI is the investment adviser of the Heartland Fund and the Accounts pursuant to separate investment management agreements which provide HAI with the authority, among other things, to invest the funds of the Heartland Fund and the Accounts in securities (including shares of the Company), to hold, vote, and dispose of those shares , and to file this Statement. Neither Reporting Person nor, to the best knowledge of either Reporting Person, any of the persons named in Exhibit C hereto has any contract, arrangement, understanding or relationship on behalf of the Heartland Funds or the Accounts with any person with respect to any securities of the Company.


Item 7. Material to Be Filed as Exhibits.
        --------------------------------

Exhibit A    Joint Filing Agreement

Exhibit B    Letter Dated October 16, 2000 from William J. Nasgovitz, President and Chief Executive Officer of Heartland Advisors, Inc., to Mr.
             William D. Gehl, Chairman, President and Chief Executive Officer of
             Gehl Company, and to each member of the Board of Directors individually.

Exhibit C    Executive Officers and Directors of the Heartland Advisors, Inc.

Exhibit D    Purchase and sale data

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  October  16, 2000


WILLIAM J. NASGOVITZ                  HEARTLAND ADVISORS, INC.

By: /s/  PAUL T. BESTE                By: /s/ PAUL T. BESTE
   ---------------------
      Paul T. Beste                          Paul T. Beste
   As Attorney in Fact for             Chief Operating Officer
   William J. Nasgovitz

                                   EXHIBIT A


                            Joint Filing Agreement


The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13D in connection with their beneficial ownership of Gehl Company at October 16, 2000.



WILLIAM J. NASGOVITZ

By: /s/ PAUL T. BESTE
   --------------------
        Paul T. Beste
As Attorney in Fact for William J. Nasgovitz



HEARTLAND ADVISORS, INC.


By:  /s/ PAUL T. BESTE
         Paul T. Beste
  Chief Operating Officer

                                   EXHIBIT B

October 16, 2000

Mr. William D. Gehl
Board of Directors
Gehl Company
143 Water Street
West Bend, WI 53095


Dear Mr. Gehl:

Heartland Advisors, Inc. is a federally registered investment advisor that provides investment advisory services to Heartland Group, Inc., a registered investment company, as well as private investment advisory clients. Between the Heartland Value Fund, a series of the Heartland Group, and private investment advisory clients, Heartland may be deemed the beneficial owner of 460,000 shares of Gehl Company common stock.

At the Gehl Company annual meeting held on April 22, 1999, Heartland Advisors publicly expressed its concerns about the competitive environment in both the light construction and farm equipment markets and the concentration of decision making with Gehl's Chairman, President and CEO. In a letter to the Chairman of the Board dated July 9, 1999 we reiterated our concerns, and recommended that the Directors decentralize the decision making power vested in the Chairman by
(i) appointing a Committee of Independent Directors to separately evaluate extraordinary corporate transactions and strategic alliances and (ii) separating the roles of President and Chief Executive Officer from the role of Chairman of
the Board.   A copy of that letter is enclosed for your reference.

Disappointed in the fact that the company's share price has continued to decline in an increasingly competitive market environment, and also in the fact that the Board has failed to act in response to our July 1999 letter, we are writing again to offer our perspective of the competitive landscape and to urge the Directors to take steps to ensure the Directors act in the best interests of shareholders without further delay.

With regard to the competitive environment, we noted at the 1999 annual shareholders' meeting that the price of the Company's stock, at approximately $18, was essentially unchanged from the price at the 1998 annual meeting, despite the company having posting record sales of $285 million and diluted earnings per share of $3.17. At the time of the 1999 shareholders' meeting, we estimated that the stock was trading at approximate book value. Today, the concerns we raised in the spring and summer of 1999 have been realized and the stock now trades at approximately $10.

Increased Competition in the Skid Steer Loader Market. During the past year, the company has experienced increased competition in the skid steer loader market. John Deere and Caterpillar both have introduced new entries to the market. In addition, Ingersoll, the industry leader, introduced their next generation of Melroe products. Komatsu America also has expressed interest in participating in the skid steer market, and has said that they would either build their own or acquire a brand. It is our belief that the market, despite growing at double digit rates over the last five years, will become ever more competitive. Based on Donaldson Lufkin&

Jennrette's January 3, 2000 Machinery research report, the Gehl and Mustang brands lost market share between 1993 and 1998 (data for 1999 was not available at publication).

Benign Telescopic Handler Market. The telescopic handler market benefited from Textron's purchase of Omniquip. When Textron purchased Omniquip it provided a lull in the competitive landscape that allowed others to gain share, including Gehl. This opportunity has diminished over time.

Rental Industry Emergence. The growth in the rental industry has created a significant independent channel of distribution in the light construction industry. The emergence of companies like United Rentals with over $1.5 billion in revenue allow them to exert significant leverage on suppliers which pressures margins for companies like Gehl. Without a broad product line and adequate scale, we believe it will become increasingly difficult for niche manufacturer's to sustain margins and market share.

Globalization and Industry Consolidation. Over the last couple of years we have seen substantial industry consolidation. Omniquip was acquired by Textron, JLG purchased Gradall, and Case and New Holland merged. In addition, Volvo shed its automotive operations to focus on construction equipment while Komatsu has made it clear they would like to enter the North American light construction equipment market in a more meaningful way.

Mini Excavator and Mini Loader Markets. These are exciting new growth markets, but there are several well established competitors - including Ingersoll and Kubota. This will not be an easy market to penetrate- especially with offshore manufacturing.

On September 15, Gehl announced that earnings would be lower than analysts' expectations due to weaker demand for its products. This followed a similar announcement on June 23, 2000. As a result, the stock declined from the high teen area to its present $10. More disturbingly, we believe that both the Board and its management team have ignored the industry trends mentioned in this letter, and appear to be adrift in developing and executing a strategy to ensure shareholder value is maximized.

We strongly believe it is time Gehl Company engage professional advisors to assist them in evaluating all strategic alternatives to enhance shareholder value. With strong sales growth and record profitability in 1998 and 1999, the share price nevertheless suffered. Today's difficult market conditions make it unlikely the company will repeat the operating performance of 1998-1999 during the next 18 months, especially considering the structural changes the company itself has acknowledged have occurred in its markets. The opportunity cost to shareholders over the past year due to the lack of decisive leadership on the part of the company's Board has been enormous. We believe you have a fiduciary responsibility to shareholders to respond decisively to the developments during the past year, and look forward to hearing from you at the earliest possible time.

Respectfully,


William J. Nasgovitz
President

                                   EXHIBIT C



                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                            HEARTLAND ADVISORS, INC.
                            (As of October 3, 2000)


Name                        Office
----                        ------

William J. Nasgovitz        President and Chief Executive Officer

Jilaine Hummel Bauer        Senior Vice President, Secretary and
                             General Counsel

Paul T. Beste               Chief Operating Officer

Kevin D. Clark              Senior Vice President - Trading

Kenneth J. Della            Senior Vice President and Treasurer

Philip J. Fiskow            Senior Vice President

John R. Merrell             Senior Vice President

Eric J. Miller              Senior Vice President

Scott R. Powell             Senior Vice President

Gerard M. Sandel            Senior Vice President


The business address of each of the persons listed above is Heartland Advisors, Inc., 789 North Water Street, Milwaukee, Wisconsin 53202. To the best knowledge of Heartland Advisors, Inc., each of the persons listed above is a citizen of the United States and, during the last five years, no person listed above (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                   EXHIBIT D


                                Heartland Fund
                                --------------

-------------------------------------------------------------------------------
        Fund             Transaction     Shares       Price Per     Trade Date
                            Type                        Share
-------------------------------------------------------------------------------
No fund transactions
 since July 9, 1999,
 date of initial 13D
 filing.
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------


                          Heartland Private Accounts
                          --------------------------

--------------------------------------------------------------------------
        Trade Date           Activity          Quantity in          Price
                                                 Shares
--------------------------------------------------------------------------
          08/11/99           Sale                2,000            $23.0000
--------------------------------------------------------------------------
          08/12/99           Sale                4,000             22.8125
--------------------------------------------------------------------------
          08/13/99           Sale                2,500             22.5000
--------------------------------------------------------------------------
          02/04/00           Sale                  300             18.7500
--------------------------------------------------------------------------
          05/12/00           Sale                2,700             17.9983
--------------------------------------------------------------------------
          05/12/00           Sale                  500             17.9983
--------------------------------------------------------------------------
          05/12/00           Sale               11,600             17.9983
--------------------------------------------------------------------------
          06/21/00           Sale               23,400             18.3750
--------------------------------------------------------------------------